SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date:  February 15, 2001            Mr. Gerry A. Racicot
                                    President

                             EIGER TECHNOLOGY, INC.

                             ANNUAL INFORMATION FORM

                                      2001

                                February 15, 2002

                                TABLE OF CONTENTS

GLOSSARY.......................................................................1
1   INCORPORATION..............................................................2
    The Company................................................................2
    Subsidiaries...............................................................2
2   GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY.........................3
    Company Profile............................................................3
    History of the Company.....................................................3
3   NARRATIVE DESCRIPTION OF THE BUSINESS......................................8
    Overview of the Business of the Company....................................8
    Description of Principal Products..........................................9
    Methods of Product's Distribution.........................................11
    Facilities................................................................12
    Employees.................................................................12
    Risks Associated with the Company's Operations............................12
4   SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................15
    Annual Financial Information - Last Five Years............................15
    Dividend Policy...........................................................16
5   MANAGEMENT DISCUSSION AND ANALYSIS........................................16
6   MARKET FOR SECURITIES.....................................................17
7   DIRECTORS AND OFFICERS....................................................17
8   ADDITIONAL INFORMATION....................................................18


                                      (i)

                                    GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

"ADSL" ADSL is a variation of DSL that operates by way of two-way or duplex bandwidth and is devoted to the downstream transmission of data.

"bandwidth"             The maximum speed at which data can be transmitted
                        between computers in a network.

"bus" A device for transmitting data to and from the different components of a PC.

"DSL" "Digital Subscriber Line" - a technology for bringing high-bandwidth information to homes and businesses over conventional copper telephone lines, permitting continuous transmission of motion video, audio and 3-D effects.

"electronic ballasts"   A component that starts a fluorescent lamp.

"Ethernet"              A LAN, the different nodes of which are connected by
                        coaxial cable. This cable can be thin (which can connect two nodes up to a distance of about 1000 feet) or thick
                        (which can connect two nodes up to a distance of about
                        3300 feet). The Ethernet standard has a provision to transmit data at a rate of 10 megabits per second.

"kbps" "Kilobytes Per Second" - a measure of the rate at which a modem can transmit data. This is measured in bits per second (bps).

"LAN" "Local Area Network" is a group of PC's, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices. LANs typically consist of a number of PC's, shares printers, shared directories and files.

"PCMCIA" "Personal Computer Memory Card International Association" - a PCMCIA card as an expansion bus designed for laptop computers, which allows modems and other devices to be connected to the PC.

"PC"                    "Personal Computer".

"peripherals"           A peripheral is a device, which can be attached to a PC
                        and is controlled by its processor. Examples include printers and modems.

"VOIP" Voice Over Internet Protocol is a term used in the telecom world for a set of facilities for managing the delivery of voice information using the internet. A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

1. INCORPORATION

The Company

Eiger Technology, Inc. (the "Company") was incorporated under the name "Alexa Ventures Inc." under the Company Act (British Columbia) on September 8, 1986. The memorandum of the Company was amended on November 26, 1999 to change the name of the Company from Alexa Ventures Inc. to "Eiger Technology, Inc." In November 2000 the Company changed its jurisdiction of incorporation from British Columbia to Ontario.

The Company's registered head office and executive office is located at 330 Bay Street, Suite 602, Toronto, Ontario, M5H 2S8.

Subsidiaries

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                                Jurisdiction of        Percentage of Voting Securities
              Name of Subsidiary                 Organization                Owned of Controlled
--------------------------------------------------------------------------------------------------------
Onlinetel Corp.                                     Ontario                          100%
Eiger Net, Inc. ("Eiger Net")(1)                  South Korea                        58%
K-Tronik International Corp. ("K-Tronik")           Nevada                           53%
ADH Custom Metal Fabricators Inc. ("ADH")           Ontario                          100%
Eiger Labs Group, Inc. ("Eiger Labs")             California                         64%
--------------------------------------------------------------------------------------------------------

(1)   Formerly Point Multimedia Systems Inc. - name changed February 20, 2000.

In this Annual Information Form, unless the context indicates otherwise, the "Company" refers to Eiger Technology, Inc. and its consolidated subsidiaries. All dollar references in this document are in Canadian dollars, unless otherwise specifically indicated.

Corporate Structure

The following is an organizational chart showing the Company's material subsidiaries:

        [The following was represented by an organizational chart in the printed material.]

                                    Eiger Technology, Inc.

              100%                       58%                     53%                  100%
 Onlinetel Corp.          Eiger Net, Inc.             K-Tronik            ADH Custom Metal
(an Ontario corp.)    (a South Korean corp.)     International Corp.     Fabricators, Inc.
                                                  (a Nevada corp.)       (an Ontario corp.)

2. GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Company Profile

Eiger Technology, Inc. is a technology company with four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and ADH Custom Metal Fabricators Inc. Eiger's head office is located in Toronto Ontario and had seven employees.

Onlinetel is a Voice over Internet Protocol (VoIP) next generation telecommunications company that can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over the Internet. Onlinetel currently derives its revenue from advertisers on its free calling network, and from flat fee long distance and ISP services. It is anticipated that Onlinetel will begin offering 10-10 casual calling, corporate long distance and wholesale termination services in fiscal 2002. Onlinetel is based in Kitchener, Ontario and has 20 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 69 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. In addition to its head office in New Jersey, K-Tronik maintains a manufacturing facility in South Korea. K-Tronik employs 46 people.

ADH is a fully integrated custom sheet metal manufacturer that specializes in low volume custom enclosures and cabinets. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH is located in Stratford, Ontario and has 20 employees.

Until 1999, the Company was principally engaged in the energy efficient lighting business. The Company continues to operate its non-core business through various subsidiaries, including through K-Tronik International Corp. ("K-Tronik"). K-Tronik designs, engineers, manufactures and distributes electronic ballasts for fluorescent light fixtures.

History of the Company

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this non-core business are K-Tronik and ADH. ADH operates from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactures and distributes transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. In addition to its US distribution capabilities, K-Tronik also possesses a South Korean manufacturing facility through its subsidiary, K-Tronik Asia, Inc. The Company's management does not intend to divest the Company of its interest in K-Tronik until the public and capital markets improve.

Also on September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc to facilitate focussing on the Eiger core business.

During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (a manufacturer of electronic ballasts) and (its South Korean energy saving products sales arm), which were eventually combined under the name "K-Tronik Asia, Inc."

The Company entered the computer peripheral business following a series of transactions in September 1999 which resulted in the Company owning a 64% interest in Eiger Labs Group, Inc. ("Eiger Labs") and its Eiger Labs' wholly owned manufacturing subsidiary, Eiger Net, Inc. ("Eiger Net"). Based in Newark, California (Silicon Valley), Eiger Labs distributes a wide variety of PC card and desktop peripherals including storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, Eiger Net is a manufacturer of fax modems, Ethernet and PCMCIA products and MP3 players for both the South Korean and United States markets. Eiger Net manufactures electronic communication products for a number of OEMs and PC companies as well as for Eiger Labs.

The Company caused its subsidiary Alexa (USA) Inc. to incorporate Eiger Labs as a 100% owned California subsidiary on August 18, 1999. On August 18, 2000 Eiger Labs acquired all of the assets of Eiger Labs, Inc. for consideration of US $500,000. Also on August 18, 1999, each of Seung Bae Lim, Yong Kook Kim, Tae Jin Lee and Rae Myung Cha (collectively, the "Eiger Net Vendors") subscribed for shares which, when issued, left the Company (through Alexa (USA) Inc.) holding 64% of Eiger Labs. The Company and the Eiger Net Vendors also entered into a shareholders' agreement with the Eiger Net Vendors providing, among other things, for the appointment of directors and officers, the nature of the business to be carried out by Eiger Labs, allocation of profits, dividends and distributions, and restrictions on sales of the parties' shares in Eiger Labs.

The acquisition of the Company's 64% interest in Eiger Net was effected through payment of a combination of cash and stock with a combined aggregate value of US $1,500,000. US $1,000,000 cash consideration was paid and 500,000 common shares of the Company were issued. The Company further agreed to issue common shares to the Eiger Net Vendors in equal amounts, as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of Eiger Labs and Eiger Net:

                                                            COMMON SHARES OF THE
  YEAR       COMBINED GROSS SALES    COMBINED NET INCOME    COMPANY TO BE ISSUED
--------------------------------------------------------------------------------
  1999          US $27 million         US $1.0 million              600,000
  2000          US $70 million         US $2.5 million              750,000
  2001          US $80 million         US $3.5 million              750,000

  2002          US $90 million         US $4.0 million              900,000
  2003          US $110 million        US $4.5 million            1,000,000

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added the targets of subsequent years. The common shares of the company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement.

600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. The Company's common shares were trading at $8.00 Cdn. on that date. No shares will be issued during 2002 for the fiscal 2001 year nor were shares issued for fiscal 2000 year, and therefore may be issued during subsequent years provided combined gross sales and net income targets are achieved on a cumulative basis.

The Company moved its Eiger Net manufacturing facility to a modern 35,000 sq. ft. facility within Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. Eiger Net also received QS 9000 certification during the year. Eiger Labs and Eiger Net have experienced a significant decrease in sales and earnings as a result of the global recession and a downturn in the computer peripheral sector.

Eiger has acquired 100% of the shares of Onlinetel through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). Onlinetel has commitments totalling 97.7% from its shareholder base of 57, with final signatures expected over the next 90 days. Upon receipt of the share exchange documents, Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel.

As consideration for the acquisition of Onlinetel, Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks:

              ------------------------------------------------------------------
              2002            2003              2004              2005
--------------------------------------------------------------------------------

Revenue       $19,083,488     $37,347,766       $50,849,180       $59,867,184
--------------------------------------------------------------------------------

Net Income    $2,442,015      $6,212,532        $9,352,747        $13,848,741
--------------------------------------------------------------------------------

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added the targets of subsequent years. The common shares of the company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement.

Recent Financings

2000 Special Warrant Financing

Pursuant to an underwriting agreement dated March 7, 2000 (the "Underwriting Agreement") between the Company and Dundee Securities Corporation, Canaccord Capital Corporation and BMO Nesbitt Burns Inc. (collectively, the "Underwriters"), the Company issued by way of private placement a total of 4,400,000 special warrants ("Special Warrants") at a purchase price of $5.00 per Special Warrant. Each Special Warrant entitles the holder to acquire 1.1 common shares in the capital of the Company without payment of additional consideration on or before 5:00pm (Toronto time) on the earlier of (a) the third business day after a final receipt for the Company's prospectus is issued by the last of the Securities Commissions of Ontario, British Columbia and Alberta, and (b) March 7, 2001 (the "Expiry Time"). The 1.1 common share conversion factor includes a 10% penalty regarding the Company not clearing a final prospectus within 120 days of March 7, 2000. The Company did not receive clearance of a final prospectus and as such the 10% penalty was included. After the Expiry Time, the Special Warrants will be automatically exercised without the payment of any additional consideration.

In consideration for services performed in relation to this offering, the Underwriters received a commission equal to 7% of the aggregate purchase price for the Special Warrants. As well, the Underwriters also received that number of special compensation options (the "Special Compensation Options") equal to 7% of the number of Common Shares issuable on the exchange of the Special Warrants, or a total of 308,000 Special Compensation Options. Each Special Compensation Option is non-transferable and entitles the Underwriters to receive one compensation option (the "Compensation Option") without additional payment. Each Compensation Option is non-transferable and entitles the Underwriters to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) on March 7, 2002, at a price of $5.00 per Common Share.

December 1999 Private Placement

On December 13, 1999, the Company sold by way of private placement 700,000 units at a price of $1.128 per unit. Each unit consists of one common share of the Company and one warrant exercisable for one common share of the Company at a price of $1.41 per common share. The warrants have been exercised.

Other Recent Developments

Eiger takes K-Tronik Public

Eiger Technology announced on December 6, 2001 it has signed an agreement to take its subsidiary, K-Tronik International Corp. public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Eiger Technology owns 53% of K-Tronik through its US subsidiary ETIFF Holdings, Inc.

K-Tronik's strategy moving forward is to increase market share through acquiring ESCO's (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the Electronic Ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

Eiger is to receive 7,571,428 shares of LMC for its 53% stake in K-Tronik. Eiger will also receive 7,071,000 shares at an average price of US $0.58 per share in part because of its agreement to convert debt owed to it by K-Tronik totaling US $4,071,000. The total consideration that Eiger is to receive in the transaction is 14,642,428 shares, which represents 64% of the shares of LMC. Mr. Robert Kim, President and founder of K-Tronik will receive a total of 6,714,286 shares of K-Tronik for his 47% stake in the company.

Eiger takes ADH Public

Eiger Technology, Inc. announced on December 20, 2001 it signed an agreement to take its subsidiary ADH Custom Metal Fabricators Inc., public, by way of a reverse acquisition with Newlook Capital Corp., a CDNX listed company (Ticker Symbol - NLK). Eiger Technology currently owns 100% of ADH through its subsidiary Vision Unlimited Equipment Inc.

The announcement made today is in keeping with Eiger's strategy to monetize its non-core technology holdings by way of outright sale or public offering. This strategy will raise additional working capital for Eiger without further dilution to shareholders and provide management a more defined focus on its technology assets.

The terms of the transaction are as follows:

In exchange for the issuance to it of 4,800,000 common shares of Newlook at a deemed price of $0.50 per common share (for a total purchase price of $2,400,000), Eiger agrees to sell to Newlook all of the issued and outstanding shares of Vision Unlimited Equipment Inc. (the "Vision Shares") and through the sale of the Vision shares, all of the issued and outstanding shares of Vision's subsidiary, ADH Custom Metal Fabricators Inc.

Closing of the Vision/ADH Agreement will see the resignations of the existing board of directors and officers of Newlook and the appointment of Mr. Gerry Racicot, Mr. Keith Attoe and Mr. John Ramsbottom to the board of directors of Newlook. These persons will also be appointed as the officers of Newlook.

ADH has recently hired Mr. John Ramsbottom as President. Mr. Ramsbottom brings 23 years of management, manufacturing and engineering strength from Westinghouse, Emerson Electric and most recently Taylor Pipe Supports. He has held the titles of Facilities and Development Manager, Engineering Manager, and Director of Manufacturing and Engineering.

Closing of the Vision/ADH Agreement is conditional as follows:

1. The purchase by Eiger Technology, Inc. of 880,000 of the now outstanding 1,000,000 escrow shares for $88,000;

2. The consolidation of the existing 1,000,000 common shares and the 1,000,000 escrowed common shares of Newlook on a 1 for 2 basis; and

3. Newlook's regulatory bodies and minority shareholder approval of the transaction.

A finder's fee of 240,000 post-consolidated common shares is payable by Newlook in connection with the transaction.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

Overview of the Business of the Company

The Company has four principal subsidiaries, namely, Onlinetel Corp., K-Tronik International Corporation, Eiger Net Inc. and ADH Custom Metal Fabricators, Inc.

ONLINETEL CORP.

Onlinetel Corp. is a next generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversation to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a 15 second paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertisement based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market. Additionally, Onlinetel is currently processing over 15 million minutes of traffic per month in this market.

In 2002, Onlinetel anticipates launching advertising based calling networks in additional area codes nationally in order to significantly expand its user base and advertising revenue. As well, by leveraging its technology platform and scalable network infrastructure, Onlinetel has identified several potentially lucrative product offerings targeted to its growing user base;

lowest cost 10-10 based international calling, residential and corporate flat rate subscription plans for unlimited calling between major centers nationally, flat rate unlimited internet access services, and customized prepaid phone card plans.

Onlinetel delivers toll-quality communications at the lowest long distance rates available. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers will extend Onlinetel's reach to the global community in 2002 and beyond.

K-TRONIK INTERNATIONAL CORPORATION

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. With a broad product line, low cost production and one of the lowest product defect rates in the industry (less than 0.04%), K-Tronik has developed a solid reputation in the rapidly growing energy technology industry.

K-Tronik had sales of CDN$10,107,000 in 2001, and has experienced 119% annual revenue growth over the past two years. This rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 Billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future.

Based on this growth, Eiger announced its plans to take K-Tronik public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. As part of this transaction, LMC will also acquire Dae Gyung Corp, a Korean Corporation that manufactures transformers for the Consumer Electronics and Telecommunication Industry. As transformers are the largest cost component of electronic ballasts, the acquisition of Dae Gyung will vertically integrate K-Tronik, thereby creating both efficiencies and increased revenue. The combined sales of K-Tronik at closing will be approximately CDN $16,748,000 annually based on current sales volume. Eiger will own 51.25% of K-Tronik upon its public listing.

The decision to take K- Tronik public was also based on maximizing Eiger's return on shareholder equity that is currently not reflected in Eiger's share price. For example, utilizing a conservative price to sales ratio of two times, based on historical numbers, K-Tronik as a stand-alone public company represents value of CDN $0.48 per Eiger share. The public listing of K-Tronik will potentially enable Eiger to realize this value and raise working capital without dilution to Shareholders through the sale of its K-Tronik shares to the public.

K-Tronik's strategy moving forward is to increase market share through the acquisition of ESCO'S (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the electronic ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

EIGER NET INC.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide.

In 2000 Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger experienced dramatic revenue growth in 2000 and was cash flow positive.

However, the global economic downturn that began last year resulted in a difficult year for Eiger Net in 2001. The cost of new investments coupled with much lower production volumes than anticipated substantially increased unit production costs thereby eliminating operating margins.

With continued growth of the Internet and the convergence of voice and data networks, demand for multimedia and data communication cards that enable consumer electronic devices to access those networks will grow. As such, Eiger Net is positioned in growth areas of the computer components industry. However, until there is evidence of an overall economic recovery, Eiger Net will experience weaker than average operating results.

ADH CUSTOM METAL FABRICATORS INC.

ADH Custom Metal Fabricators is a fully integrated custom sheet metal manufacturer that specializes in low volume custom enclosures and cabinets. Products are custom engineered using the latest CAD technology and CNC manufacturing equipment. Products are all built to NEMA specifications and can range in size from a mailbox to a small house. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH fabricates using a wide variety of metals and finishes including mild steels, aluminum, and stainless steel.

ADH is located in Stratford, Ontario, in a 55,000 square foot manufacturing facility on 35 acres of land that is wholly owned by Eiger.

ADH went through significant restructuring in 2001 and, in November 2001 hired John Ramsbottom as President. ADH identified certain high growth segments in the electrical cabinetry and enclosure market that will fuel internal growth, and also developed an acquisition strategy to consolidate a highly fragmented North American manufacturing industry. As part of this consolidation strategy, Eiger announced in December 2001 that it is taking ADH public by way of reverse acquisition of CDNX listed Newlook Capital Corp. in order to utilize capital markets to facilitate its acquisition strategy.

Description of Principal Products

The Onlinetel subsidiary serves the retail and business market segments of the long distance industry in Ontario with the rest of Canada being expanded into within the next year. Currently, Onlinetel offers fee based long distance service, advertising based long distance service, and ISP services.

The K-Tronik subsidiary serves the retro fit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. The K-Tronik energy efficient electronic ballast is manufactured in its factory in Seoul, Korea with research and development facilities in both Seoul and New Jersey.

The Company serves the major peripheral market segments of the computing industry, being the communications, connectivity and storage segments, and has designed its product line around providing solutions to customers in each of these market segments. The Company manufactures computer peripherals such as PCMCIA card data/fax modems, desktop PC modems, data storage and networking devices and data storage cards for use in digital cameras (collectively, the "Peripheral Products").

The ADH subsidiary serves the custom metal fabrication market in Southwestern Ontario. ADH's principal products include data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures.

Methods of Products Distribution

The Company's Onlinetel subsidiary markets its fee based long distance service through offering the initial service free and allowing word of mouth to increase the subscription base. When a critical mass is accomplished, the service is turned over to a fee based service with a 15% retention rate. The advertising based long distance service is marketed by an internal sales staff that market Onlinetel services directly to advertising agencies and large advertisers.

The K-Tronik subsidiary has an extensive distribution network that includes a head office sales force coupled with regional sales representatives. This has allowed K-Tronik to sell to a broad base of customers in the construction and retrofit sector of the U.S.A.

Key to the Eiger Net's distribution network is its ability to market its product line effectively to major OEM's in Korea such as Samsung and LG.

ADH's distribution is performed by an internal sales force directly to manufacturers in Southwestern Ontario.

Research and Development

Research and development expenses were $20,000 ($987,000 - 2000) for the year ended September 30, 2001 as a result of a cost cutting program in place until the economy improves.

Research and development is important to the Company's success and the ability of the Company to maintain a competitive advantage over its competitors.

The Company employs trained professionals to perform its research and development work, most of whom have work experience in the field of computer technology and product development for established corporations such as Samsung and Garnet Systems. Approximately 8% of the Company's 162 employees are engaged in research and development activities.

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market rollout as it currently conducts all of its own research and development, which management believes many of its competitors do not do. This enables management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

Facilities

The Company's executive and registered head office is located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8. Eiger Labs' offices are located at 37800 Central Court Newark, California 94560.

EigerNet's offices are located at 1234-9 Jeungwand-Dong, Sheheung-City Kyunggi-Do South Korea. K-Tronik's offices are located at 290 Vincent Avenue, 3rd Floor, Hackensack, NJ 07601. Onlinetel's office is located at 30 Duke Street, Suite 701, Kitchener, ON N2H 3W5. ADH's office is located at 818 Erie Street, Stratford, ON N4Z 1A2.

Employees

The Company and its subsidiaries currently employ approximately 162 employees worldwide.

Risks Associated with the Company's Operations

The Company's operations are subject to a variety of risks and uncertainties. The following factors are not to be considered a definitive list of all risks associated with the Company's operations.

Foreign Operations

The Company derives 58% of its revenue from international sales outside of North America and 34% of revenue from the United States. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

Management of the Growth of the Company

The implementation of the Company's business strategy could result in a period of rapid growth. This growth could place a strain on the Company's managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company's technical, administrative, financial control and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase the Company's costs and adversely affect its ability to sell and deliver its products and services.

Competition

The Company faces competition in each of its markets and has competitors, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in its markets. Because the Company competes, in part, on the technical advantages and cost of its products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the Company's competitive advantage in these products and thereby adversely affect the Company's business and financial results.

New Products and Technological Change

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable to, or superior to the Company's products. The Company's success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

New Market Development

There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Intellectual Property

The Company has not obtained patent protection for its proprietary technology or products and has not registered any trademarks or copyrights. As the Company has not protected its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting the features of the Company's technology, products, information or services.

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons. The employment market for skilled technology employees is extremely tight. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the highly competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, its ability to grow earnings and its ability to accelerate revenue growth.

Risks of International Business

Currently two of the Company's production facilities are based in South Korea while the other facility is located in Canada. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses local business regulation including the imposition of taxes.

Relationship with Production Employees

Although the employees of the Company are not unionized, there can be no assurance that this will not occur. Management of the Company is of the opinion that the unionization of its operations would have a detrimental effect on the Company's ability to remain competitive.

Uncertain Operating Results

The Company's operating results have varied and may continue to vary significantly depending on such factors as the timing of new product announcements, increases in the cost of raw materials and changes in pricing policies of the Company and its competitors. The market price of the Shares may be highly volatile in response to such fluctuations.

Foreign Exchange Rate

Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company's US sales. The Company is also exposed to exchange rate fluctuations in the US and Canadian dollar against the Korean Won.

Political Climate in South Korea

Political instability in South Korea may negatively affect the Company's ability to manufacture its products on a timely basis, resulting in product shortages. Management is unaware of any present evidence of political instability of this magnitude in South Korea.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information - Last Five Years

Set forth below is a summary of certain selected consolidated financial information with respect to the Company for the fiscal years ended September 30, 2000, 1999, 1998, 1997 and 1996. This information should be read in conjunction with the disclosure under the heading "Management Discussion and Analysis".

                             YEAR ENDED SEPTEMBER 30

                           2001               2000               1999                1998               1997
                             $                 $                   $                   $                  $
-----------------------------------------------------------------------------------------------------------------
   Total Revenue       30,070,000        57,068,000            8,433,000          4,796,000          3,734,000

Net earnings (loss)  (20,327,000)         (693,000)            (742,000)            543,000            138,000

  Earnings (loss)          (0.61)             (.03)                (.05)                .01                .01
     per share

  Basic earnings           (0.61)             (.03)                (.05)                .01                .01
 (loss) per share
  (fully diluted)

   Total assets        30,721,000        57,145,000           17,018,000          7,810,000          5,385,000

  Total Long-term        1,01,000         1,488,000            1,111,000          1,092,000          1,326,000
       debt

  Total Dividends             Nil               Nil                  Nil                Nil                Nil
     declared

Quarterly Financial Information - Last Eight Quarters(1)

The following table presents selected financial data of the Company for its last eight quarters: Quarterly Financial Information - Last Eight Quarters(1)

The following table presents selected financial data of the Company for its last eight quarters:

                      Q4-9/01       Q3-6/01        Q2-3/01      Q1-12/00       Q4-9/00         Q3-6/00      Q2-3/00      Q1-12/99
                        2001          2001           2001          2000          2000            2000         2000          1999
------------------------------------------------------------------------------------------------------------------------------------
  Total Revenue       6,719,000      7,767,000     5,912,000     9,671,000    11,051,000     12,957,000    14,887,000    18,296,000

   Net Earnings     (6,310,000)   (12,952,000)     (458,000)     (607,000)     (303,000)        176,000   (1,101,000)       697,000
      (loss)

 Earnings (loss)         (0.28)         (0.38)        (0.01)        (0.02)          0.00           0.00        (0.04)          0.03
    per share

  Basic earnings         (0.28)         (0.38)        (0.01)        (0.02)          0.00           0.00        (0.04)          0.03
 (loss) per share
 (fully diluted)

   Total assets     30,721,000      38,649,000    51,890,000    50,310,000    57,145,000     54,958,000    56,058,000    27,727,000

  Long-term debt      1,014,000      1,134,000     1,140,000     1,167,000     1,488,000      1,251,000       909,000     1,966,000
------------------------------------------------------------------------------------------------------------------------------------

(1) Fully diluted earnings per share are the same as net earnings per equity share as the inclusion of common share equivalents in the earnings per share calculation would have an anti-dilutive effect.

During the fiscal year ended September 30, 2000, the company disposed of its 60% equity interest in Lexatec VR Systems, Inc. to an arms length third party for the sum of $1. The measurement date for the transaction was June 30, 2000, and the actual date of the desposition was September 1, 2000. No assets or liabilities of this discontinued operation were on hand at the end of the year. See the segmented information disclosure in the consolidated financial statements for operating results of the discontinued operations.

Dividend Policy

The Company has never paid cash dividends. The Company has no fixed dividend policy. Payment of dividends in the future will depend on, among other things, the Company's earnings, capital requirements, and financial conditions. The Company does not anticipate that dividends will be paid in the foreseeable future.

5. MANAGEMENT DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management Discussion and Analysis" within the Company's Annual Report to shareholders for the year ended September 30, 2001, which section is incorporated herein by reference.

6. MARKET FOR SECURITIES

The Company's Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "AXA" and are quoted on the Nasdaq Bulletin Board under the symbol "ETIFF").

7. DIRECTORS AND OFFICERS

The following table indicates the names and municipalities of residence for each director and officer of the Company, and indicates their respective principal occupations for the preceding five years. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

                                                                                 Number of Voting Shares
                                                                                  Beneficially Owned or
     Name and Address             Occupation           Director Since       Controlled Directly or Indirectly
---------------------------------------------------------------------------------------------------------------
Gerry A. Racicot           President, Chief            August 21, 1992              1,556,530(2) (5)
Norwich, ON                Executive Officer and
                           Director

Keith Attoe                Chief Financial Officer    February 23, 1996              3,200(3)(4)(6)
Toronto, ON                and Director of the
                           Company;

Sidney S. Harkema          Director of the             August 21, 1992             1,509,100(3)(4)(7)
Orillia, ON                Company; Retired

Robert Hoegler             Director of the            February 23, 1996               Nil(3)(4)(8)
Richmond, BC               Company; Independent
                           Consultant, Director of
                           MCA Equities Ltd.

---------------------------------------------------------------------------------------------------------------

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation.

(2) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3)   Member of the Audit Committee.

(4)   Member of the Corporate Governance and Compensation Committee.

(5)   Mr. Racicot also holds options to purchase 925,000 Shares.

(6)   Mr. Attoe also holds options to purchase 625,000 Shares.

(7)   Mr. Harkema also holds options to purchase 125,000 Shares.

(8)   Mr. Hoegler holds options to purchase 125,000 Shares.

The Company does not have an executive committee.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 23, 2000, except for John Craig who was appointed during October 2000. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

All of the directors of the Company are ordinarily resident in Canada.

The following table indicates the total number of voting shares of the Company held by its directors and officers individually and as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

--------------------------------------------------------------------------------
                                       Number of Shares
                                     Beneficially Owned or
                                    Controlled Directly or   Percentage of Total
Name                                      Indirectly           Shares Issued(1)
--------------------------------------------------------------------------------
Directors and Officers as a Group          3,068,930                 8.6%
--------------------------------------------------------------------------------

(1) Based on a total of 35,688,924 Common shares issued and outstanding as at September 30, 2001.

8. ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the
Company:

1. when any securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of any securities of the
      Company:

      a) one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

      b) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to such financial statements;

      c) one copy of the information circular of the Company in respect of its most recent annual general meeting; and

      d) one copy of any other document which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (a) to (c) above; or

2. at any other time, a copy of the documents referred to in items (a), (b) and (c) above, upon payment of a reasonable charge if the request for copies of such documents is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration, principal holders of common shares, options to purchase common shares and interest of insiders in material transactions, is contained in the information circular for the annual general meeting of the Company to be held on March 28, 2001 and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

Since October 1, 1998, none of the directors or officers of the Company has been indebted to the Company or any of its subsidiaries.